UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72372 / June 12, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15892

In the Matter of **Carbon 612 Corporation,** **EcoGlobal Holdings Corporation,** **Euramerica Holdings Corp., and** **Wilder Filing, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND** **REVOKING REGISTRATION OF** **SECURITIES PURSUANT TO SECTION 12(j)** **OF THE SECURITIES** **EXCHANGE ACT OF 1934 AS TO WILDER** **FILING, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Wilder Filing, Inc. ("Wilder Filing" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 29, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Wilder Filing, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Wilder Filing (CIK No. 1480797) is a New York corporation located in Island Park, New York. At all times relevant to this proceeding, the securities of Wilder Filing have been registered under Exchange Act Section 12(g).

      2.   Wilder Filing has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2011.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                          Jill M. Peterson
                          Assistant Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.